UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment No. 1

Under the Securities Exchange Act of 1934

GIGA-TRONICS INCORPORATED

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

375175106

(CUSIP Number)

Darren C. Wallis
c/o Alara Capital Partners, LLC
460 E. Swedesford Road, Suite 1050
Wayne, PA  19087
(610) 710-4354

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With a copy to:

Donald R. Readlinger
Pepper Hamilton LLP
Suite 400
301 Carnegie Center
Princeton, NJ 08543
(609) 951-4164

February 7, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 375175106	Schedule 13D/A No. 1	Page 2 of 7

1	NAMES OF REPORTING PERSONS Alara Capital AVI II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,848,3841
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,848,3841
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,848,3841
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.9%2
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
1	Represents 999,700 shares of Common Stock issuable upon conversion of 9,997 shares of Preferred Stock plus 848,684 shares of Common Stock issuable upon exercise of a Warrant to Purchase Common Stock.
2	Based on 5,023,782 shares of Common Stock outstanding on February 10, 2012, plus 1,848,384 shares issuable upon conversion or exercise of the reported Preferred Stock and Warrant.

CUSIP No. 375175106	Schedule 13D/A No. 1	Page 3 of 7

1	NAMES OF REPORTING PERSONS Darren C. Wallis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,848,3841
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,848,3841
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,848,3841
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.9%2
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
1	Represents 999,700 shares of Common Stock issuable upon conversion of 9,997 shares of Preferred Stock plus 848,684 shares of Common Stock issuable upon exercise of a Warrant to Purchase Common Stock.
2	Based on 5,023,782 shares of Common Stock outstanding on February 10, 2012, plus 1,848,384 shares issuable upon conversion or exercise of the reported Preferred Stock and Warrant.

CUSIP No. 375175106	Schedule 13D/A No. 1	Page 4 of 7

1	NAMES OF REPORTING PERSONS W. Joseph Thompson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,848,3841
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,848,3841
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,848,3841
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.9%2
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
1	Represents 999,700 shares of Common Stock issuable upon conversion of 9,997 shares of Preferred Stock plus 848,684 shares of Common Stock issuable upon exercise of a Warrant to Purchase Common Stock.
2	Based on 5,023,782 shares of Common Stock outstanding on February 10, 2012, plus 1,848,384 shares issuable upon conversion or exercise of the reported Preferred Stock and Warrant.

CUSIP No. 375175106	Schedule 13D/A No. 1	Page 5 of 7

1	NAMES OF REPORTING PERSONS Lutz P. Henckels
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,848,3841
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,848,3841
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,848,3841
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.9%2
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
1	Represents 999,700 shares of Common Stock issuable upon conversion of 9,997 shares of Preferred Stock plus 848,684 shares of Common Stock issuable upon exercise of a Warrant to Purchase Common Stock.
2	Based on 5,023,782 shares of Common Stock outstanding on February 10, 2012, plus 1,848,384 shares issuable upon conversion or exercise of the reported Preferred Stock and Warrant.

CUSIP No. 375175106	Schedule 13D/A No. 1	Page 6 of 7

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed jointly pursuant to a joint filing agreement by Alara Capital AVI II, LLC, a Delaware limited liability company (“Alara Capital”), Darren C. Wallis, W. Joseph Thompson and Lutz P. Henckels (collectively, the “Reporting Persons”).  Capitalized terms used herein which are not defined herein have the meanings given to them in the initial filing on Schedule 13D, previously filed with the Securities and Exchange Commission by the Reporting Persons on November 14, 2011 (the “Original Schedule”).  Except as set forth below in this Amendment No. 1, there have been no material changes in the facts set forth in the Original Schedule.

Item 5.	Interest in Securities of the Issuer.

(a), (b) As previously reported in the Original Schedule, Alara Capital is the holder of a Warrant to Purchase Common Stock (the “Warrant”), which, by its terms, was not exercisable unless and until its exercise was approved by the shareholders of the Issuer.  On February 7, 2012, at a special meeting held for that purpose, the shareholders of the Issuer approved the exercise of the Warrant.  As a result, the Warrant is exercisable to purchase up to 848,684 shares of Common Stock at $3.30 per share, until August 7, 2014.

The aggregate number of shares of Common Stock beneficially owned by the Reporting Persons is 1,848,384, which represents approximately 26.9 percent of the class of Common Stock, based upon 5,023,782 shares of Common Stock outstanding as of February 10, 2012, plus the 999,700 shares of Common Stock issuable upon conversion of 9,997 shares of Series B Convertible Voting Perpetual Preferred Stock of the Issuer (the “Preferred Stock”) and the 848,684 shares of Common Stock issuable upon exercise of the Warrant.  As of the date of this statement, all of the shares of Common Stock beneficially owned by the Reporting Persons are shares issuable upon conversion or exercise of the Preferred Stock or the Warrant, all of which are held directly by Alara Capital.  Messrs. Wallis, Thompson and Henckels, as the managing members of Alara Capital, share with each other and with Alara Capital, voting and dispositive power over all such shares.

(c) No transactions in the Common Stock were effected during the past sixty days by the by the Reporting Persons.

(d), (e)  There have been no material changes in the facts set forth in paragraphs (d) and (e) of Item 5 of the Original Schedule.

CUSIP No. 375175106	Schedule 13D/A No. 1	Page 7 of 7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2012
ALARA CAPITAL AVI II, LLC

By:	Darren C. Wallis
Name:	Darren C. Wallis
Title:	Managing Member

Darren C. Wallis
Darren C. Wallis

W. Joseph Thompson
W. Joseph Thompson

Lutz P. Henckels
Lutz P. Henckels